

July 14, 2011

Via Email
Mr. John A. Ustaszewski
Senior Vice President and Chief Financial Officer
DCB Financial Corp
110 Riverbend Avenue
Lewis Center, Ohio 43035

      Re: **DCB Financial Corp**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 31, 2011
              Form 10-Q for the Quarter Ended March 31, 2011
              Filed May 16, 2011
              File No. 000-22387

Dear Mr. Ustaszewski:

We have reviewed your response dated June 9, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 24

1. We note your response to comment 9 of our letter dated May 13, 2011 that there are no separate rate or term structures for directors or other officers of the Bank. Please also confirm that there are no separate rate or term structures for the other employees of the Bank.

Mr. John A. Ustaszewski
DCB Financial Corp
July 14, 2011
Page 2

Form 10-Q for the Quarter Ended March 31, 2011

Financial Statements

Note 3 – Loans, page 16

2. We note your response to comment 6 of our letter dated May 13, 2011. However, we did not note a response to our third bullet point. Please tell us if you have any charge-offs, recoveries, or specific reserves on your real estate construction and land development loans during the periods ended December 31, 2010 and March 31, 2011. If so, please quantify these amounts and clarify this in future filings.

3. We note your responses to comments 5, 7 and 8 of our letter dated May 13, 2011. Please confirm to us that you will revise future filings to disclose the information provided in your response to these comments.

MD&A, page 33

4. As previously requested, revise future filings to more fully discuss the FDIC and ODFI agreements. In this regard, disclose the amount needed to reach the 9% capital level as well as any other restriction imposed by the agreements and any action taken by management that individually or collectively have resulted in a material change to the results of operations or the financial condition of the company. If none have occurred, please so state.

You may contact Babette Rosenbaum Cooper at (202) 551-3396 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney